FILED BY PANALPINA WELTTRANSPORT (HOLDING) AG

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: PANALPINA WELTTRANSPORT (HOLDING) AG

FILE NO. 132-02826

MEDIA ENQUIRY SONNTAGSZEITUNG

Basel, April 3, 2019

Questions from SonntagsZeitung, Gret Heer

1. Did the BoD take the decision about the DSV transaction agreement unanimously?

As stated in the press release, the BoD voted in favour of the transaction. It is Panalpina’s policy to not comment on the exact counts in BoD votes.

2. Did PU, BW and IL recuse themselves from the negotiations and the voting on the DSV transaction agreement?

The discussions for the final negotiations and the transaction agreement were led by Thomas Kern. In the context of a potential role of EGF in any kind of transaction with Agility or DSV, Panalpina’s chairman Peter Ulber and vice chairman Beat Walti, who are also on the board of EGF, had recused themselves from any related discussions and decisions of the BoD.

3. What is the BoD’s view on the topic of redundancies.

We believe that the purpose of this transaction is not to reduce the business of Panalpina, but to grow the joint company. It would be wrong to say that there will be no redundancies and it needs to be our ambition to get clarity on this as soon as possible once the deal has been closed. We trust that the integration committee concept which has been negotiated will then be a valuable tool.

4. How sure is it that DSV gets the financing / capital increase it needs to execute the transaction?

This is a question you need to address to DSV.

FORWARD LOOKING STATEMENTS

This document contains forward-looking statements that reflect our current expectations and views of future events. Some of these forward-looking statements can be identified by terms and phrases such as “estimate,” “expect,” “target,” “plan,” “project,” “will” and similar expressions. These forward-looking statements include statements relating to: the expected characteristics of the combined company; expected financial results and characteristics of the combined company; expected timing of the launch and closing of the proposed transaction and satisfaction of conditions precedent, including regulatory conditions; and the expected benefits of the proposed transaction. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. These forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and projections about future events. Risks and uncertainties include: the ability of DSV A/S (“DSV”) to integrate Panalpina Welttransport (Holding) AG (“Panalpina”) into DSV’s operations; the performance of the global economy; the capacity for growth in internet and technology usage; the consolidation and convergence of the industry, its suppliers and its customers; the effect of changes in governmental regulations; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; and the impact on the combined company (after giving effect to the proposed transaction with Panalpina) of any of the foregoing risks or forward-looking statements, as well as other risk factors listed from time to time in DSV’s and Panalpina’s public disclosures.

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including the risk factors included in any public disclosures of DSV or Panalpina, and the Registration Statement on Form F-4 (the “Registration Statement”) that DSV plans to file with the U.S. Securities and Exchange Commission (“SEC”) in connection with the transaction if a vendor placement is not implemented. Any forward-looking statements made in this document are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

www.panalpina.com

IMPORTANT ADDITIONAL INFORMATION

This document does not constitute or form part of any offer to exchange or acquire, or a solicitation of an offer to exchange or acquire all of the registered shares of Panalpina (the “Panalpina Shares”).  This document is not a substitute for the (i) Swiss offer prospectus, (ii) listing prospectus for new DSV shares or (iii) the preliminary prospectus / offer to exchange expected to be included in the Registration Statement to be filed with the SEC if a vendor placement is not implemented with respect to the holders of the Panalpina Shares who are located in the United States and are not qualified institutional buyers (as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”)) ((i) to (iii) collectively, the “Offer Documents”). The Offer referenced in this document has not yet commenced. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or pursuant to a vendor placement or another applicable exception from the registration requirements pursuant to the U.S. securities laws.

YOU ARE URGED TO READ THE OFFER DOCUMENTS (INCLUDING, IF FILED, THE REGISTRATION STATEMENT) AND ALL OTHER RELEVANT DOCUMENTS THAT DSV OR PANALPINA HAS FILED OR MAY FILE WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION OR ANY SWISS OR DANISH REGULATOR WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT DSV, PANALPINA, THE TENDER OFFER AND RELATED MATTERS.

The information contained in this document must not be published, released or distributed, directly or indirectly, in any jurisdiction where the publication, release or distribution of such information is restricted by laws or regulations. Therefore, persons in such jurisdictions into which these materials are published, released or distributed must inform themselves about and comply with such laws or regulations. Neither DSV nor Panalpina accepts any responsibility for any violation by any person of any such restrictions. The Offer Documents and other documents referred to above, if filed or furnished by DSV with the SEC, as applicable, will be available free of charge at the SEC’s website (www.sec.gov) or by writing to DSV A/S Hovedgaden 630 - P.O. Box 210; 2640 Hedehusene, Denmark or calling +45 43 20 33 92 or +45 43 20 31 93.

-ENDS-